November 25, 2024

Via EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Gary Newberry Kevin Vaughn Lauren Hamill Suzanne Hayes

RE:	Radiopharm Theranostics Limited
Registration Statement on Form 20-FR12B
File No 001-41621

Ladies and Gentlemen:

The undersigned registrant hereby requests that the effectiveness of the above captioned Registration Statement on Form 20-F, initially filed with the U.S. Securities and Exchange Commission on February 13, 2023, as thereafter amended, be accelerated so that it will be made effective at 9am Eastern Time on November 27, 2024, or as soon thereafter as practicable, pursuant to Section 12(d) and Rule 12d1-1 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

The undersigned registrant hereby requests accelerated effectiveness in connection with the completion of the registration of the undersigned registrant’s ordinary shares as represented by American Depositary Shares, under Section 12(b) of the Exchange Act, and planned listing on the Nasdaq Capital Market.

Once the Registration Statement has been declared effective, please confirm it with our counsel, Rimôn Law Pty Ltd, by emailing Andrew Reilly at andrew.reilly@rimonlaw.com.

Very truly yours,

Radiopharm Theranostics Limited

By:	/s/ Riccardo Canevari
Riccardo Canevari
Chief Executive Officer and Managing Director